EXHIBIT 15.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No.333-172742 on Form S-8 of our report dated April 26, 2012 relating to the consolidated financial statements and the financial statement schedule of Camelot Information Systems, Inc. and its subsidiaries (collectively, the "Company"), and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 20-F of the Company for the year ended December 31, 2011.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
April 26, 2012